Filed Pursuant to Rule 253(g)(2)

File # 024-11574

SKY QUARRY, INC.

SUPPLEMENT TO OFFERING CIRCULAR

DATED SEPTEMBER 29, 2021

The following are the changes to the Company's Offering Circular dated September 29, 2021.

The paragraph under “Plan of Distribution” which reads as follows:

The Agent Warrants (a) are not exercisable or convertible more than five years from the qualification date of the offering circular pursuant to FINRA Rule 5110(g)(8)(A); (b) comply with lock-up restrictions pursuant to FINRA Rule 5110(e)(1)(A); and (c) comply with transfer restrictions pursuant to FINRA Rule 5110(e)(2).

Is amended to read as follows:

The Agent Warrants (a) are not exercisable or convertible more than five years from the qualification date of the offering circular pursuant to FINRA Rule 5110(g)(8)(A); (b) comply with lock-up restrictions pursuant to FINRA Rule 5110(e)(1)(A); and (c) comply with transfer restrictions pursuant to FINRA Rule 5110(e)(2). For the avoidance of doubt, Digital Offering (the “Holder”) agrees that, during the Lock-Up Period (as defined below) contained in Rule 5110(e)(1) of the Financial Industry Regulatory Authority, Inc. (“FINRA”), it will not (a) sell, transfer, assign, pledge, hypothecate or otherwise transfer the Warrant (including any Warrant Stock issued or issuable thereunder) other than to a bona fide officer or partner of the Holder or any selected dealer in connection with the offering contemplated by the Company, in each case in accordance with FINRA Conduct Rule 5110(e)(1), or (b) cause the Warrant or any Warrant Stock issued or issuable hereunder to be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the Warrant or any Warrant Stock issued or issuable hereunder, except as provided for in FINRA Rule 5110(e)(2). As used herein, the term “Lock-Up Period” means the period beginning on the date that the offering circular registering the Warrant is qualified by the Securities and Exchange Commission (the “Effective Date”) and ending on the one hundred eighty day (180) anniversary of the Effective Date. In addition, notwithstanding the other terms of the Warrant or any agreement between the Company and the Holder, the Holder agrees that, as required by FINRA Rule 5110(g)(8): (i) the Warrant may not be exercised more than five (5) years from the Effective Date;  (ii) the Holder shall not have the right to demand registration of the Warrant or the Warrant Stock; (iii) the Holder shall not have the right to piggyback registration with respect to the Warrant or the Warrant Stock; (iv) the Warrant may not have anti-dilution terms that allow the Holder and related persons to receive more shares or to exercise at a lower price than originally agreed upon at the time of the public offering, when the public shareholders have not been proportionally affected by a stock split, stock dividend, or other similar event; and (v) the Warrant may not have anti-dilution terms that allow the Holder and related persons to receive or accrue cash dividends prior to the exercise or conversion of the security.

The date of this Offering Circular Supplement is November 16, 2021